SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: John McFarlane Message to Shareholders

5 July 2012

Message for Shareholders from Mr McFarlane, Aviva's new Chairman

Pending the appointment of a new CEO, I assumed executive responsibility from the AGM in May.  During that time it has been a productive period at Aviva, resulting in the announcement today of our revised strategic plan as well as key management changes necessary for its achievement.  I assumed the chairmanship on 1 July.

The new strategic plan has three main objectives:

   Narrow Focus - Focus on fewer business segments where we believe we can produce attractive returns and with a high probability of success.

   Build Financial Strength - Achieve target economic capital levels in line with our industry peers, reduce capital volatility, and bring leverage down to a conservative level.

   Improve Financial Performance - Aim to deliver a higher level of revenue growth, a lower cost-income ratio, lower losses and claims and higher return on capital, notwithstanding the subdued economic environment in developed markets.

Over and above this, we aim to advance our position and reputation with our customers and other stakeholders, and grow the capabilities of the group, such that we are in a stronger position at the end of each year in all respects than we began the year.  In addition, we aim to implement a leaner and more agile operating culture, a higher performance ethic, and a less layered and bureaucratic management style.

Aviva has great strengths that can be leveraged further, including our strong position in the UK and Ireland, France, Canada, Poland, Singapore and in certain higher growth markets.  The Aviva brand has also become incredibly distinctive.

However, over the past few weeks, I have met with our major shareholders and, in addition to their disappointment over our share performance, I believe there are legitimate concerns which include:

   Business Complexity - Shareholders find our business difficult to understand and feel we have expanded the international scope of our business too far.  In addition, we have not demonstrated the benefits of being a composite insurer.

   Financial Strength - Shareholders believe we have weaker capital levels, higher external and internal leverage, and more volatile capital than our peers.  They are nervous we may need new equity or reduce the dividend.

   Risk - Shareholders feel we are too exposed to the Eurozone and to traditional capital-intensive life products.

   Strategy - We are largely developed-market orientated with few high-growth positions.  We have had too many changes of strategy which have not achieved the required traction.  In addition, we have had £1.3 billion of below-the-line restructuring charges over the past 5 years, and yet we are perceived to be bureaucratic and inefficient.

   Financial Complexity - Our financial statements are cumbersome and difficult to understand.  We use too many financial metrics which are confusing.

The strategic plan we have produced is comprehensive and detailed. In today's presentation we have added a great deal of new insight.  That said, we cannot disclose everything as some of our actions involve disposals of businesses.  While I am aware there is an eagerness for information, shareholders will understand it is not in our interests to do so.  Let me therefore summarise some of the key elements of our plan and today's presentation:

Narrow Focus

From the full review of all 58 individual business segments in the group we currently have:

   Performing - 15 segments with unusually high return or growth, involving £3bn capital, £650m operating profit after tax, and 22% return on capital.  Examples of these include: Poland Life; Singapore Life; Turkey Life and Pensions; UK Personal Property; Canada Personal Property; and UK Life Protection.

   Improve - 27 segments that are currently producing and likely to produce returns close to the group's required return, but will require significant improvement, involving £7bn capital, £750m operating profit after tax, and 11% return on capital.  Examples of these include: Ireland General Insurance; Aviva Investors External; and Italy Unicredit.

   Non-Core - 16 segments that are currently producing or will prospectively produce returns below the group's required return that will be exited, involving £6bn capital, £300m operating profit after tax, and 5% return on capital. Examples of these include: South Korea; UK Large-Scale Bulk Purchase Annuities; and small Italian partnerships.

We are putting in place a management structure to achieve the required improvements in performance and return and we have made a separate announcement on this today.  We have also appointed investment bank advisors for certain disposals.

Build Financial Strength

Today Aviva announced new target economic capital levels* of 160-175% of required capital, that will require additional capital to be released.  In addition, we intend to lower the level of external financial leverage but, in this plan, not materially reduce the internal leverage within the group.

This will largely be achieved through disposals and reducing capital to businesses with lower returns.  Subject to execution, it is not our current intention to raise new equity.

Improve Financial Performance

We must overhaul our current management practices to sharpen bottom-line performance and return across the group, including programmes to raise revenue, reduce overheads, lower unnecessary losses and claims, and eliminate inefficient deployment of capital:

   Revenue Growth - Seek opportunities for new revenue growth mainly in the developed markets, but including growth markets as well as over time the development of additional cross-segment revenue streams from our 43 million customers, particularly in the UK.

   Capital - Implement a dynamic capital allocation programme across the group to fund the most attractive propositions and release capital from the least attractive ones.

   Expenses - Achieve an expense reduction of £400 million from the end of 2011 by conducting a review of the group centre and other support, technology and operating costs across the group, removing the regional layer of our structure, as well as more effective allocation of expenses across the business portfolio.  In addition, we will complete the reduction of intervening management layers between the CEO and operational staff from 9 to 5 levels. This will involve a reduction in the number of managers. We are consulting with those impacted.

   Culture - Implement a group-wide cultural and values change programme to achieve a high-performance ethic, employing stretch goals and more rigorous performance management.  We also intend to eliminate the high level of unnecessary bureaucracy that currently exists at Aviva, whilst maintaining strong risk controls.

We need to ensure we have the right management in place to take the organisation forward.  The search for a new CEO internally and externally is in progress, advised by Spencer Stuart.  I would expect an appointment to be made at the beginning of the New Year, or shortly thereafter.

In the meantime, it is essential that we have the management in place to implement the strategic plan and to achieve higher financial strength and performance.  I am aware of past concerns regarding the frequency of management changes at Aviva; nevertheless, I judge these new appointments to be essential, otherwise I would not pursue them.

The expertise and commitment of our people is of one our clear strengths and I am confident that this, together with the new management team, will make a difference to our customers and the communities in which we operate.

We expect the bulk of the changes to Aviva to take place over the next 12 months, but expect some to extend through to the end of 2013, which means we will see the effects of the plan next year but expect the full effect for the whole of 2014.

I genuinely believe our new approach will largely address stakeholder concerns, although we will need patience particularly from shareholders, as our plans are subject to execution risk and to the economic environment.

Over this timeframe, Aviva will remain largely positioned in developed markets, together with some additional growth markets.  Notwithstanding this, I believe we can deliver good returns and moderate growth from these markets.  We will remain a composite insurer, but mainly in the UK and a few other markets, and are determined to demonstrate the value of this particularly through diversification, the transfer of capabilities across markets and greater product penetration of our customer base.

We, and independently our advisors, have considered all other strategic alternatives to the plan.  The Board believes these alternatives are less attractive and there are no realistic alternatives but to pursue the plan we are laying out for you today.

As your new chairman, I realise I am asking for a great deal of faith and trust from shareholders, particularly given our recent history.  I also realise the current economic climate makes our task more arduous.

I do not, therefore, intend to make aspirational promises that we may be unable to keep.  Instead, I would enlist your support by articulating a realistic way forward as in the strategic plan announced today and take the necessary actions to execute it. We will of course provide periodic reports on our progress and announce results as they are achieved. For example, in this respect I can announce today that we have reduced our Italian Sovereign bond holdings by just under €2 billion** in June.

Things are tough and the environment is challenging. However, I am confident we will be successful.

John McFarlane
Chairman, Aviva plc.

*  The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva's own internal assessments and capital management policies. The term `economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for, through a period of five years of stressed contributions.

**  This is equivalent to a reduction in shareholder exposure in participating and shareholder funds, net of minority interests and market movements, of just under €1 billion.

Enquiries:

Analysts

Charles Barrows                                                                      +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Media

Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131

Notes to editors:

● A media conference call will be held at 07:30am.  The analyst presentation will commence at 10:30am.  The presentation slides will be available at 7am online and the presentation will be webcast live on Aviva.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 July, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary